Mail Stop 7010

      June 27, 2005



Richard T. Kelecy, Chief Financial Officer
Perma-Fix Environmental Services, Inc.
1940 N.W. 67th Place
Gainesville, FL 32653

      Re:	Perma-Fix Environmental Services, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-11596

Dear Mr. Kelecy:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at
(202) 824-5478 or, in his absence, to the undersigned at (202)
824-
5373.

								Sincerely,



								John Cash
								Accounting Branch Chief
??

??

??

??

Mr. J. Gordon Beittenmiller
March 25, 2005
Page 1 of 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE